Exhibit 99.12

July 1, 2008

Dear IAC/InterActiveCorp Stockholder:

I am pleased to inform you that on July 1, 2008, the Board of Directors of IAC/InterActiveCorp approved the spin-offs of HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc. (each, a “Spinco” and collectively, the “Spincos”) via the distribution of all of the outstanding shares of common stock of each Spinco to IAC’s stockholders. As a result of the spin-offs, IAC will be separated into five separate, publicly traded companies.

At the time of the spin-offs, the Spincos will collectively hold all of the assets and liabilities associated with IAC’s Retailing, Interval, Ticketmaster, Lending and Real Estate segments. We believe that the separation of these businesses will over time enhance their operating performance, provide each of them with a liquid equity currency linked directly to its businesses, open up strategic alternatives that may otherwise not have been readily available to them and facilitate investor understanding and better target investor demand. We expect the spin-offs of each of the Spincos to occur simultaneously, unless otherwise determined by IAC’s Board of Directors. Immediately after each spin-off, IAC stockholders will own 100% of the common stock of the company being distributed.

The spin-offs of each of the Spincos will occur on July 1, 2008 by way of a pro rata dividend to IAC stockholders, unless otherwise determined by IAC’s board of directors. Each IAC stockholder will be entitled to receive one-fifth of a share of common stock of HSN, Inc., one-fifth of a share of common stock of Interval Leisure Group, Inc., one-fifth of a share of common stock of Ticketmaster and one-thirtieth of a share of common stock of Tree.com, Inc. for every share of IAC common stock and/or Class B common stock held by such stockholder at the close of business on [  •  ], 2008, the record date for the spin-offs. IAC will not distribute any fractional shares of common stock of the Spincos to its stockholders, as more fully described in the accompanying prospectus. Stockholder approval of the spin-offs is not required, nor are you required to take any action to receive your shares of common stock of the Spincos.

The enclosed prospectus, which is being mailed to all IAC stockholders, describes the spin-offs of the common stock of each of the Spincos in detail and contains important information about each of the Spincos. We urge you to read this prospectus carefully.

I want to thank you for your continued support of IAC, and each of the Spincos looks forward to your support in the future.

Sincerely,

Barry Diller
Chairman of the Board and Chief Executive Officer